

September 5, 2025

Danny Sheng Wu Yeung
Chief Executive Officer
Prenetics Global Limited
Unit 703-706, K11 Atelier
728 King's Road, Quarry Bay
Hong Kong

> **Re: Prenetics Global Limited**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed August 22, 2025**
> **File No. 333-288824**

Dear Danny Sheng Wu Yeung:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 5, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-3 filed August 22, 2025

Cover Page

1. We note your revised disclosures in response to comment 9, but your disclosures were not completely responsive to our comment. Please revise your cover page to address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

2. Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries or to investors, and quantify the amounts where

applicable. Provide cross-references to the consolidated financial statements.

Permissions Required from the PRC Authorities for Our Operations, page 14

3.   We note your disclosure that based on the advice of your PRC legal counsel, DaHui Lawyers, you believe that you are currently not required to obtain any permission or approval from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency to operate your business or to list your securities on a U.S. securities exchange or issue securities to U.S. or other foreign investors. Please file a consent from your PRC legal counsel as an exhibit to your filing.

Risk Factors
The net proceeds from the sale of any securities . . ., page 18

4.   We note your revised disclosure that you may use the net proceeds from this offering to purchase additional Bitcoin and "other blockchain-linked cryptocurrencies." Please reconcile this disclosure with your disclosure in the Use of Proceeds section, which indicates that you plan to acquire only Bitcoin. Please also discuss when and how you plan to identify the additional cryptocurrencies you expect to acquire and hold, and whether the remainder of the Company's treasury reserve that is not Bitcoin or other cryptocurrencies is intended to be held in cash and cash equivalents.

        Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-2545 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Industrial Applications and Services

cc: Michael Lee, Esq.